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            CERTAINTEED SENDS OPEN LETTER TO BTI BOARD OF DIRECTORS


Valley Forge, PA, May 8, 2000 - CertainTeed Corporation, a wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), today sent the following letter to the Board of Directors of Brunswick Technologies, Inc. (Nasdaq: BTIC):


May 8, 2000


        AN OPEN LETTER TO THE DIRECTORS OF BRUNSWICK TECHNOLOGIES, INC.

Dear Brunswick Technologies Director:

You have stated publicly on a number of occasions that your fiduciary duty requires you to consider the effect of our offer on your corporate constituencies in addition to the shareholders. We couldn't agree more, and we believe that our offer is in the best interest of all your constituencies.

                             THE CERTAINTEED OFFER

CertainTeed's parent company, Saint-Gobain, is responsible for over 30,000 jobs in its U.S. companies alone and approximately 165,000 worldwide. We understand the importance of a motivated work force and would welcome BTI employees into our family of companies.

     o    We are committed to growing BTI's operations, especially in Brunswick.

     o We will honor all existing customer and raw materials supply agreements.

     o We know that the value of BTI lies in its people - our success depends on them.

                   OUR PROXY STATEMENT FOR THE ANNUAL MEETING

Because of various statements in BTI's revised proxy materials and in BTI's communications with its shareholders concerning our position relative to the 1997 Equity Incentive Plan, it is important that we clarify our objectives once and for all. We have consistently supported BTI's employee stock option programs in the past, particularly when used to reward deserving employees at all levels. Used properly, such programs can be very useful in attracting and retaining valuable employees. However, we have two specific objections to the proposed amendment:

                                     -more-


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     o    The BTI Board's track record has been to concentrate options among senior management, and we are concerned that this trend will continue.

     o We are very concerned that such a large number of new options could be granted at below market prices, thereby diluting equity for all shareholders.

We want to be sure that the proposed amendment to BTI's 1997 Equity Incentive Plan will provide incentives for all employees. A recent resolution by the BTI Board indicated that no option grants would be awarded to EXECUTIVE OFFICERS under the Plan for at least 90 days, and BTI officials have made public comments to the effect that the resolution was made to benefit employees. However, this resolution is non-binding and provides no assurance that grants would not be made to directors or consultants. Additionally, neither the amendment nor the resolution does anything to address an extraordinary feature of the Plan that permits BTI to grant options with exercise prices of as little as 50% OF FAIR MARKET VALUE at the time of the grant.

We believe that the proposed amendment, combined with the overly generous severance arrangements recently put into place for BTI management, only serves to benefit senior management, not all BTI employees.

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CertainTeed Corporation is a leading manufacturer of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The company is headquartered in Valley Forge, Pennsylvania, and has more than 7,000 employees and 45 manufacturing facilities throughout the United States.

This release may contain some forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   CONTACTS:

Joele Frank / Josh Silverman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449  ext. 110/121